Exhibit 99.1

Phoenix New Media Limited to Announce First Quarter 2011 Financial Results on June 22, 2011

BEIJING, China, June 13, 2011 — Phoenix New Media Limited (“PNM” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it will report first quarter 2011 financial results on Wednesday June 22, 2011, after the U.S. markets close.

Following the earnings release, PNM’s management team will hold a conference call at 5:00 a.m. (Pacific) / 8:00 a.m. (Eastern) / 8:00 p.m. (Beijing/Hong Kong) on Thursday, June 23, 2011 to discuss its first quarter 2011 financial results and operating performance.

To participate in the conference call, please RSVP by email to Jessie Li at ir@ifeng.com.

To participate in the call, please dial into one of the following numbers below and use the participant passcode “ifeng” before the call starts:

U.S. Toll Free: 1-800-573-4840

U.S. Toll Free / International: 1-617-224-4326

Hong Kong Toll Free:  852-3002-1672

China: 108008521490, 108001202655, 4008811629 (for mobile users)

Participant passcode: ifeng (43364)

The call will also be available live and on replay through PNM’s investor relations website: http:// ir.ifeng.com. Please go to the website at least fifteen minutes early to register.

A replay of the call will be available by dialing US toll free dial in 1-888-286-8010 (international 1-617-801-6888), and entering passcode 57686985. The replay will be available from 12:00 a.m. on June 24, 2011 to June 30, 2011 China Time.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, PNM enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. PNM’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services.

Contact Information:

Lily Q. Liu

Phoenix New Media Limited

Tel: +86-10-8445-8218

Email: ir@ifeng.com